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July 9, 2025

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Attention:    Al Pavot
Li Xiao
Juan Grana
Jane Park

Re:    Shoulder Innovations, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 18, 2025
CIK No. 0001699350
To the addressees set forth above:
On behalf of our client, Shoulder Innovations, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 3, 2025, relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on June 18, 2025 (“Amendment No. 2”). Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR Amendment No.1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) responding to the Staff’s comments and updating its disclosures in Amendment No. 1.
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

July 9, 2025 Page 2
Amendment No. 2 to Draft Registration Statement on Form S-1
Reverse Stock Split, page 13
1.As a reminder, please note the guidance in SAB 4:C and SAB 4:D regarding your impending stock split.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will consider SAB 4:C and SAB 4:D when it updates its historical financial statements and disclosure in a subsequent pre-effective amendment to the Registration Statement on Form S-1 once the reverse stock split has been completed.

Critical Accounting Policies and Estimates, page 98
2.We have read your response to prior comment 4. Given the materiality of your inventory balance, please expand your disclosure to quantify the extent to which the asset account includes products for which there were no material sales during the most recent period. Reconcile this data with your conclusion that your March 31, 2025 inventory reserve is adequate. Your existing disclosure acknowledges the existence of aged inventory but does not provide any context enabling a reader to gauge their significance relative to the corresponding reserves. The risk factor on page 20 appears relevant in this regard. See Item 303(b)(3) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the critical accounting policy disclosure on page 101 of Amendment No. 1 to include disclosure of $430,000 of inventories that, as of the most recent period end (March 31, 2025), did not have material sales during the preceding 12 months. The Company respectfully notes that substantially all of these inventories were implants with sizes that are less commonly used but that are included in the various implant families available to surgeons for use in surgery. The Company further notes that it generated revenue from the sale of more commonly used implants included in such implant families during the period.

Statements of Operations, page F-4
3.We have read your response to prior comment 7. We understand from your disclosure on page F-24 that you have chosen to exclude depreciation and amortization expense from your cost of goods sold account balances on pages F-4 and F-16. Consequently, it appears that the guidance in SAB 11:B is applicable. It is not clear whether the absence of parenthetical disclosures, or the existing presentation of gross profit, are appropriate. Further, it appears that your discussion of COGS in MD&A should include a prominent clarification that your reported cost of goods sold balances do not include depreciation and amortization expense. The guidance in Item 10(e)(1) of Regulation S-K may also be applicable. Please revise accordingly or explain.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company interprets the guidance in SAB 11:B to require a particular

July 9, 2025 Page 3
presentation, including parenthetical disclosure, when there is depreciation, depletion and amortization attributable to revenue producing activity that is excluded from cost of goods sold. The Company purchases all finished goods from third party suppliers under contract manufacturing arrangements. Since the Company does not manufacture any of its products, it does not own or operate any equipment used in the manufacturing process of its products. Given that the Company does not own any such equipment, the Company believes that cost of goods sold includes all appropriate costs to bring inventory to a salable state and that gross profit is appropriately presented. Further, the Company’s depreciation related to surgical instruments, which comprises the majority of the Company’s depreciation expense (as disclosed on page F-28 in Amendment No. 1), is included in selling, general, and administrative expenses because such instruments are used in the sales process for the Company’s implants and are not considered a performance obligation. Similarly, the Company’s amortization related to its software license is included in selling, general and administrative expenses as the software is used as a marketing tool to prospective customers and not considered a performance obligation.
The Company advises the Staff that it does not believe it has excluded depreciation or amortization from cost of goods sold and respectfully submits that it has appropriately classified this expense within selling, general, and administrative expenses based on the nature and use of the underlying long-lived assets, which are not directly associated with satisfying the performance obligation because the customer does not obtain control of the surgical instruments. As the Company believes that its existing presentation of depreciation in selling, general and administrative expenses is appropriate under US GAAP, the Company respectfully submits to the Staff that it believes its existing presentation of gross profit and the absence of related parenthetical disclosures are also appropriate and that it does not believe the relevant guidance in Item 10(e)(1) of Regulation S-K is applicable.
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July 9, 2025 Page 4
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ross McAloon
Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Robert Ball, Chief Executive Officer, Shoulder Innovations, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP